Exhibit 3.1

RESTATED CERTIFICATE OF INCORPORATION

OF

AVID BIOSERVICES, INC.

Pursuant to Section 245 of the

General Corporation Law of the State of Delaware

Avid Bioservices, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:

FIRST: The name of the Corporation is Avid Bioservices, Inc. The Corporation was originally incorporated under the name Techniclone Corporation. The original Certificate of Incorporation of the Corporation was filed with the office of the Secretary of State of the State of Delaware on September 25, 1996, and it was amended by a Certificate of Amendment to the Certificate of Incorporation filed with the office of the Secretary of State of the State of Delaware on October 25, 2000 (as amended, the “Amended COI”), changing the Corporation’s name from Techniclone Corporation to Peregrine Pharmaceuticals, Inc., and the Amended COI was further amended by a Certificate of Amendment to the Amended COI filed with the office of the Secretary of State of the State of Delaware on January 3, 2018, changing the Corporation’s name from Peregrine Pharmaceuticals, Inc. to Avid Bioservices, Inc.

SECOND: This Restated Certificate of Incorporation, which only restates and integrates and does not further amend the provisions of the Certificate of Incorporation of the Corporation, as amended, has been duly adopted in accordance with the provisions of Section 245 of the DGCL, by the board of directors of the Corporation.

THIRD: The Certificate of Incorporation of the Corporation is hereby integrated and restated in its entirety to read as follows:

I.

NAME

Section 1.01 Name. The name of the corporation is Avid Bioservices, Inc. (the “Corporation”).

II.

REGISTERED OFFICE AND REGISTERED AGENT

Section 2.01 Registered Address. The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The name of the registered agent of the Corporation is National Registered Agents, Inc.

III.

CORPORATE PURPOSE

Section 3.01 Corporate Purpose. The purpose of the Corporation is to engage in any lawful activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as amended from time to time.

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IV.

CAPITAL STOCK

Section 4.01 Authorized Capital Stock. The total number of shares of all classes of stock which the Corporation shall have authority to issue is 155,000,000, of which (i) 150,000,000 shares shall be designated “Common Stock” and shall have a par value of $0.001 per share (the “Common Stock”); and (ii) 5,000,000 shares shall be designated “Preferred Stock” and shall have a par value of $0.001 (the “Preferred Stock”). The Board of Directors is authorized, subject to limitations prescribed by law, to provide for the issuance of the shares of the remaining authorized shares of Preferred Stock in one or more series, and by filling a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each of such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. The authority of the Board with respect to each series shall include, but not limited to, determination of the following:

(a)	The number of shares constituting that series and the distinctive designation of that series;

(b)	The dividend rate on the shares of that series, whether dividends shall be cumulative and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

(c)	Whether that series shall have voting rights, in addition to the voting rights provided by law and, if so, the terms of such voting rights;

(d)	Whether that series shall have conversion privileges and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;

(e)	Whether or not the shares of that series shall be redeemable and, if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

(f)	Whether that series shall have sinking fund for the redemption or purchase of shares of that series and, if so, the terms and amount of such sinking fund; and

(g)	The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series.

V.

BOARD OF DIRECTORS

Section 5.01 Board of Directors. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors and elections of directors need not by and by written ballot unless otherwise provided in the Bylaws. The number of directors of the Corporation shall be fixed from time to time by the Board of Directors either by a resolution or Bylaw adopted by the affirmative vote or a majority of the entire Board of Directors.

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VI.

LIMITATION OF DIRECTORS’ LIABILITY

Section 6.01. Limitation on Liability. A director of this Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not eliminate or limit the liability of a director (i) for any breach of his duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derives and improper personal benefit. If the General Corporation Law of the State of Delaware is hereafter amended to authorize corporate action further limiting or eliminating the personal liability of directors, then the liability of the directors of the Corporation shall be limited or eliminated to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended from time to time. Any repeal or modification of this Article 6 by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such repeal or modification.

VII.

STOCKHOLDERS

Section 7.01 Meetings of Stockholders. Meetings of the Stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the Delaware Statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or by the Bylaws of the Corporation.

Section 7.02 No Stockholder Action by Written Consent. Subject to the terms of any series of Preferred Stock, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of the stockholders of the Corporation and may not be effected by any consent in writing by such stockholders.

VIII.

AMENDMENT OF BYLAWS

Section 8.01 Amendment of Bylaws. The Board of Directors of the Corporation shall have the power to make, alter, amend, change, add to or repeal the Bylaws of the Corporation.

IN WITNESS WHEREOF, the undersigned has executed this Restated Certificate of Incorporation as of this 1st day of July, 2021.

AVID BIOSERVICES, INC.

By: /s/Mark R. Ziebell

Name: Mark R. Ziebell

Title: Secretary

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